

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 22, 2017

Mr. Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
400 Woodcliff Drive
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-36273**

Dear Mr. Rice:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Brad Skinner

    Brad Skinner
    Senior Assistant Chief Accountant
    Office of Natural Resources